Exhibit 99.1

Micware Co., Ltd. Announces First Half of Fiscal Year 2027 Financial Results

Revenue Increased 3.4%, Gross Profit Increased 19.5%, and Adjusted Operating Profit Increased 33.4%

KOBE, Japan, November 10, 2026 (GLOBE NEWSWIRE) – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of in-vehicle infotainment, navigation, and location-based software for automakers including Honda and Toyota, today announced its unaudited financial results for the six months ended August 31, 2026.

Six Months Ended August 31, 2026 Financial Highlights

●	Revenue was JPY10,612.7 million (US$66.4 million) for the six months ended August 31, 2026, an increase of 3.4% from JPY10,261.1 million for the six months ended August 31, 2025.

●	Gross profit was JPY3,847.9 million (US$24.1 million) for the six months ended August 31, 2026, an increase of 19.5% from JPY3,220.5 million for the six months ended August 31, 2025.

●	Gross profit margin was 36.3% for the six months ended August 31, 2026, an increase of 4.9 percentage points from 31.4% for the six months ended August 31, 2025.

●	Operating profit was JPY788.7 million (US$4.9 million) for the six months ended August 31, 2026, an increase of 0.5% from JPY784.9 million for the six months ended August 31, 2025.

●	Net income was JPY612.9 million (US$3.8 million) for the six months ended August 31, 2026, compared to JPY708.8 million for the six months ended August 31, 2025.

●	Net income attributable to the Company’s ordinary shareholders was JPY620.0 million (US$3.9 million) for the six months ended August 31, 2026, compared to JPY702.9 million for the six months ended August 31, 2025.

●	Adjusted operating profit was JPY1,100.5 million (US$6.9 million) for the six months ended August 31, 2026, an increase of 33.4% from JPY824.8 million for the six months ended August 31, 2025.

●	Basic earnings per share were JPY10.68 (US$0.07) for the six months ended August 31, 2026, compared with JPY12.55 for the six months ended August 31, 2025. Diluted earnings per share were JPY9.81 (US$0.06) for the six months ended August 31, 2026, compared with JPY12.55 for the six months ended August 31, 2025.

Mr. Kenji Narushima, Founder, Representative Director, Chairman, President and Chief Executive Officer of Micware, commented, “We achieved steady revenue growth and a significant improvement in gross profit margin during the first half of the fiscal year ending February 28, 2027. Revenue increased by 3.4% year over year to JPY10,612.7 million, while gross profit increased by 19.5%, with gross profit margin improving by 4.9 percentage points to 36.3%. Operating profit increased slightly by 0.5% year over year to JPY788.7 million, the limited increase primarily reflecting the recognition of a one-time, non-cash share-based compensation expense of JPY292.3 million, as well as our strategic acceleration of research and development investment, particularly in DynaPlanet, to support future growth. Research and development expenses increased by JPY310.0 million, or 59.7%, year over year as we advanced DynaPlanet’s services and platform in accordance with our multi-year development roadmap. After adjusting for share-based compensation expenses and certain expenses related to our initial public offering (“IPO”), adjusted operating profit increased by 33.4% year over year to JPY1,100.5 million.

“With respect to our first growth strategy, our evolution from an in-vehicle infotainment (“IVI”) player into a software-defined vehicle (“SDV”) player, a major SDV development program progressed from an existing project to a successor project involving higher-value-added upstream development activities, which entered the full-scale development phase. This progress, together with our deepening customer relationships, contributed to growth in SDV-related revenue and an improvement in gross profit margin. We believe this demonstrates steady progress in our strategy of leveraging the technology and experience we have developed in the IVI field to expand into the broader SDV domain.

“We also continued to make steady progress under our second growth strategy, DynaPlanet. In line with our multi-year development roadmap, we accelerated research and development activities and advanced the full-scale development of DynaPlanet’s services and platform. We also achieved key milestones, including the commencement of revenue recognition from DynaPlanet-related services during the first half of the fiscal year. Although its contribution to total revenue remains limited at this stage, we believe that the increased investment being made during this development phase is steadily strengthening the foundation for DynaPlanet’s future commercialization and growth.

“Leveraging the strengthened financial position resulting from the completion of our IPO, we will continue to invest in technology and talent and pursue sustainable growth and long-term corporate value creation through these two growth strategies.”

Six Months Ended August 31, 2026 Financial Results

Revenue

Revenue was JPY10,612.7 million (US$66.4 million) for the six months ended August 31, 2026, an increase of 3.4% from JPY10,261.1 million for the six months ended August 31, 2025.

●	Revenue from software development services was JPY8,395.3 million (US$52.6 million) for the six months ended August 31, 2026, an increase of JPY333.5 million, or 4.1%, from JPY8,061.8 million for the six months ended August 31, 2025. The increase primarily reflected a JPY319.2 million increase in SDV segment revenue, driven by full-scale development of a higher-value-added successor project for an existing original equipment manufacturer (“OEM”) related-party customer following completion of the previous vehicle development project, together with customization work on taxi dispatch systems for taxi operators.

●	Revenue from licensing was JPY1,520.4 million (US$9.5 million) for the six months ended August 31, 2026, an increase of JPY53.5 million, or 3.6%, from JPY1,466.9 million for the six months ended August 31, 2025. The increase reflected JPY98.1 million in higher location-based service (“LBS”) licensing revenue, driven mainly by newly launched models for an existing customer and partly offset by lower license fees from older OEM vehicle models.

●	Revenue from software-related services was JPY697.0 million (US$4.4 million) for the six months ended August 31, 2026, a decrease of JPY35.4 million, or 4.8%, from JPY732.4 million for the six months ended August 31, 2025.

Cost of Revenue

Cost of revenue was JPY6,764.8 million (US$42.3 million) for the six months ended August 31, 2026, a decrease of JPY275.7 million, or 3.9%, from JPY7,040.5 million for the six months ended August 31, 2025. The decrease primarily reflected (i) a JPY347.2 million net reduction in SDV project costs for an existing OEM related-party customer, together with (ii) a JPY30.7 million decline in LBS project costs for older vehicle models and (iii) decreases of JPY56.5 million in SDV project development costs and JPY32.2 million in LBS project development costs following the completion of contract development projects for non-OEM customers. These reductions were partly offset by (i) JPY126.6 million in higher LBS project costs for newly launched models and (ii) a JPY93.2 million increase in share-based compensation expense arising from a one-time, non-cash charge recognized upon completion of the Company’s IPO.

Gross Profit

Gross profit was JPY3,847.9 million (US$24.1 million) for the six months ended August 31, 2026, an increase of JPY627.4 million, or 19.5%, from JPY3,220.5 million for the six months ended August 31, 2025. Gross profit margin improved by 4.9 percentage points to 36.3% for the six months ended August 31, 2026, from 31.4% for the six months ended August 31, 2025. The margin improvement primarily reflected a favorable shift in the mix of SDV projects toward a more profitable, higher-value-added successor program focused on upstream design and development.

Operating Expenses

Total operating expenses were JPY3,059.2 million (US$19.2 million) for the six months ended August 31, 2026, an increase of JPY623.5 million, or 25.6%, from JPY2,435.7 million for the six months ended August 31, 2025.

●	Selling, general, and administrative expenses were JPY2,230.0 million (US$14.0 million) for the six months ended August 31, 2026, an increase of JPY313.5 million, or 16.4%, from JPY1,916.5 million for the six months ended August 31, 2025. The increase primarily reflected a JPY190.5 million increase in share-based compensation expense from a one-time, non-cash IPO-related charge, JPY67.3 million in higher personnel expenses due to headcount growth and higher compensation, and JPY41.2 million in higher outsourcing and professional fees, including JPY19.5 million of one-time IPO expenses.

●	Research and development expenses were JPY829.2 million (US$5.2 million) for the six months ended August 31, 2026, an increase of JPY310.0 million, or 59.7%, from JPY519.2 million for the six months ended August 31, 2025. The increase primarily reflected higher DynaPlanet-related expenditures as the Company continued service and platform development under its multi-year development roadmap.

Operating Profit

Operating profit was JPY788.7 million (US$4.9 million) for the six months ended August 31, 2026, an increase of JPY3.8 million, or 0.5%, from JPY784.9 million for the six months ended August 31, 2025. The slight increase primarily reflected higher gross profit, largely offset by JPY292.3 million in one-time, non-cash IPO-related share-based compensation expense and increased research and development spending on DynaPlanet.

Net Income

Net income was JPY612.9 million (US$3.8 million) for the six months ended August 31, 2026, a decrease of JPY95.9 million, or 13.5%, from JPY708.8 million for the six months ended August 31, 2025. The decrease reflected the absence of the prior-year JPY106.8 million gain on bargain purchase, partly offset by a lower provision for income taxes and a slight increase in operating profit. The lower tax provision primarily reflected reduced pretax income and a greater tax benefit associated with deferred IPO costs.

Net Income Attributable to the Company’s Ordinary Shareholders

Net income attributable to the Company’s ordinary shareholders was JPY620.0 million (US$3.9 million) for the six months ended August 31, 2026, a decrease of JPY82.9 million, or 11.8%, from JPY702.9 million for the six months ended August 31, 2025. Net losses attributable to non-controlling interests were JPY7.1 million for the six months ended August 31, 2026, primarily reflecting a loss at Micware North America, Inc., compared with net income of JPY5.9 million attributable to non-controlling interests for the six months ended August 31, 2025.

Basic and Diluted Earnings per Share

Basic earnings per share were JPY10.68 (US$0.07) for the six months ended August 31, 2026, compared with JPY12.55 for the six months ended August 31, 2025. Diluted earnings per share were JPY9.81 (US$0.06) for the six months ended August 31, 2026, compared with JPY12.55 for the six months ended August 31, 2025.

Financial Condition

As of August 31, 2026, the Company had cash and cash equivalents of JPY10.6 billion (US$66.3 million), compared with JPY8.3 billion as of February 28, 2026.

Net cash provided by operating activities was JPY1.4 billion (US$8.7 million) for the six months ended August 31, 2026, compared with JPY2.3 billion for the six months ended August 31, 2025.

Net cash used in investing activities was JPY123.9 million (US$0.8 million) for the six months ended August 31, 2026, compared with JPY438.7 million for the six months ended August 31, 2025.

Net cash provided by financing activities was JPY1.1 billion (US$6.6 million) for the six months ended August 31, 2026, compared with net cash used in financing activities of JPY863.6 million for the six months ended August 31, 2025.

Recent Developments

On May 15, 2026, the Company completed its IPO on the Nasdaq Global Market. Following the full exercise of the underwriter’s over-allotment option, the Company issued and sold an aggregate of 3,277,500 American Depositary Shares (“ADSs”), each representing one ordinary share, resulting in aggregate gross proceeds of approximately JPY4,185.2 million (US$26.2 million) and aggregate net proceeds of approximately JPY3,781.0 million (US$23.7 million). The Company’s ADSs began trading on the Nasdaq Global Market on May 14, 2026 under the ticker symbol MWC.

Earnings Call Information

The Company will host an English-language earnings call on Tuesday, November 10, 2026, at 5:00 p.m. U.S. Eastern Time (Wednesday, November 11, 2026, at 7:00 a.m. Japan Standard Time), followed by a Japanese-language earnings call on Wednesday, November 11, 2026, at 2:00 a.m. U.S. Eastern Time (4:00 p.m. Japan Standard Time). To attend these earnings calls, please use the information below for access.

English-language Earnings Call

Date:	November 10, 2026

Time:	5:00 p.m. U.S. Eastern Time (Wednesday, November 11, 2026, at 7:00 a.m. Japan Standard Time)

Pre-registration Link:	https://us06web.zoom.us/webinar/register/WN_RXbMwE5YRk-HATpIcrPoIw

Japanese-language Earnings Call

Date:	November 11, 2026

Time:	2:00 a.m. U.S. Eastern Time (4:00 p.m. Japan Standard Time)

Pre-registration Link:	https://us06web.zoom.us/webinar/register/WN_W_tnqRaERt-RLm88l27l6Q

For participation in the earnings calls, pre-registration is required using the links above. Dial-in details and access instructions will be provided upon registration. Please join at least 15 minutes before the commencement of the calls to ensure timely participation.

For those unable to participate, video replays will be available approximately one hour after the end of each live call. The replay of the English-language earnings call will be available until November 10, 2027 U.S. Eastern Time, while the replay of the Japanese-language earnings call will be available until November 11, 2027 U.S. Eastern Time.

An archived webcast of the earnings calls will also be available at the Company’s investor relations website at www.ir-micware.com.

Exchange Rate Information

This announcement contains translations of certain Japanese yen amounts into U.S. dollars for the convenience of the reader. Translations of amounts from JPY into U.S. dollars have been made at the exchange rate of JPY159.74 to US$1.00, which was the foreign exchange rate on August 31, 2026, the last business day of that period, as reported by the United States Federal Reserve Board. No representation is made that JPY amounts have been, could have been, or could be converted into U.S. dollars at that rate or any other rate.

About Micware Co., Ltd.

Micware Co., Ltd. (Nasdaq: MWC) is a Japan-based provider of in-vehicle infotainment, navigation, and location-based software for automakers including Honda and Toyota. These capabilities also form the foundation of its spatial intelligence business.

Headquartered in Kobe and led by Founder and CEO Mr. Kenji Narushima since 2003, Micware operates 13 offices in Japan, with overseas subsidiaries in the United States, Thailand, and Germany.

Through a platform-based growth strategy, Micware aims to extend its software into advanced driver assistance and connected services with micAuto-PF, and to link real-world and virtual 3D spaces with DynaPlanet-PF.

For more information, visit Micware’s IR website at www.ir-micware.com and its LinkedIn page at www.linkedin.com/company/micware-company-limited.

Non-GAAP Financial Measure

The Company discusses a key financial measure that is not calculated in accordance with the United States Generally Accepted Accounting Principles (“GAAP”) to supplement its unaudited condensed consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Six Months Ended August 31,
Amounts are in thousands	2025	2026	2026
	JPY	JPY	US$
Operating profit	784,893	788,724	4,937
Plus: listing-related and transformational expenses(a)	39,954	19,485	122
Plus: IPO-related share-based compensation expense(b)	-	292,284	1,830
Adjusted operating profit	824,847	1,100,493	6,889

(a)	Represents listing-related and other transformational expenses incurred in connection with the Company’s IPO and corporate transformation initiatives for the six months ended August 31, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.

(b)	Represents non-cash share-based compensation expense recognized upon the consummation of the Company’s IPO in connection with share option awards that vested upon completion of the IPO. The Company excludes this expense because it resulted from an IPO-specific vesting condition and is not indicative of the Company’s ongoing operating performance.

Adjusted operating profit is a financial measure that is not calculated in accordance with GAAP (referred to as the “non-GAAP financial measure”), and the use of the term adjusted operating profit may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. The Company believes the non-GAAP financial measure provides investors with useful information with respect to the Company’s historical operations. The Company presents the non-GAAP financial measure as a supplemental performance measure because the Company believes it facilitates a comparative assessment of the Company’s operating performance relative to the Company’s performance based on the Company’s results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted operating profit allows the Company to assess the Company’s performance without the impact of the specifically identified items that the Company believes do not directly reflect the Company’s core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income. The non-GAAP financial measure also functions as key performance indicator used to evaluate the Company’s operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted operating profit is not a measurement of the Company’s financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, the Company’s non-GAAP financial measure should be considered together with the Company’s unaudited condensed consolidated financial statements, which are prepared in accordance with GAAP. The Company understands that although adjusted operating profit is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations are: adjusted operating profit does not fully reflect the Company’s cash expenditures, future requirements for capital expenditures or contractual commitments; adjusted operating profit does not reflect changes in, or cash requirements for, the Company’s working capital needs; and adjusted operating profit does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt.

Because of these limitations, adjusted operating profit should not be considered as discretionary cash available to the Company to reinvest in the growth of the Company’s business or as a measure of cash that will be available to the Company to meet the Company’s obligations.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Phone: +81-3-6699-9899
Email: mic_ir@micware.co.jp

Public Relations

Email: mic_pr@micware.co.jp

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts in thousands of JPY and in thousands of US dollars except for shares and per-share data

	As of February 28, 2026	As of August 31, 2026	As of August 31, 2026
	JPY	JPY	US$
ASSETS
Current Assets
Cash and cash equivalents	8,259,660	10,586,282	66,272
Accounts receivable, net	1,758,584	853,758	5,345
Accounts receivable due from related parties, net	86,934	21,704	136
Contract assets	223,490	618,031	3,869
Contract assets due from related parties	3,126,224	2,101,404	13,155
Inventories	18,902	258,157	1,616
Tax receivable	4,929	3,422	21
Prepayments and other current assets	1,026,648	1,018,385	6,375
Prepayments and other current assets due from related parties	13,074	31,670	198
Total current assets	14,518,445	15,492,813	96,987

Non-current Assets
Property and equipment, net	1,849,599	1,701,737	10,653
Operating lease right-of-use assets, net	3,834,503	3,241,960	20,295
Intangible assets, net	206,920	221,394	1,386
Long-term investments	317,000	351,771	2,202
Goodwill	239,228	239,228	1,498
Deferred offering costs	231,986	-	-
Deferred tax assets, net	1,028,394	1,345,878	8,425
Long-term prepayments and other non-current assets	2,213,137	2,203,537	13,795
Total non-current assets	9,920,767	9,305,505	58,254
TOTAL ASSETS	24,439,212	24,798,318	155,241

LIABILITIES, MEZZANINE EQUITY, AND EQUITY
Current liabilities
Short-term borrowings	800,000	-	-
Current portion of long-term borrowings	2,021,924	1,428,138	8,940
Accounts payable	1,217,573	784,234	4,909
Accounts payable due to a related party	188,264	157,101	983
Current portion of contract liabilities	763,650	935,938	5,859
Current portion of contract liabilities due to a related party	646,603	257,838	1,614
Operating lease liabilities, current	1,206,136	1,132,254	7,088
Taxes payable	530,424	496,858	3,110
Accrued expenses and other current liabilities	1,388,559	1,420,843	8,894
Accrued expenses and other current liabilities due to related parties	873	-	-
Total current liabilities	8,764,006	6,613,204	41,397

Non-current liabilities
Long-term borrowings	2,565,203	1,809,679	11,329
Contract liabilities, non-current	877,430	833,146	5,216
Operating lease liabilities, non-current	2,880,319	2,341,277	14,657
Deferred tax liabilities, net	61,513	68,001	426
Other non-current liabilities	678,073	600,246	3,758
Total non-current liabilities	7,062,538	5,652,349	35,386
TOTAL LIABILITIES	15,826,544	12,265,553	76,783

COMMITMENTS AND CONTINGENCIES

Mezzanine equity
Redeemable ordinary shares (313,300 and nil shares issued and outstanding as of February 28, 2026 and August 31, 2026, respectively)*	391,124	-	-
TOTAL MEZZANINE EQUITY	391,124	-	-

Equity
Ordinary shares, 125,320,000 shares authorized; 58,054,490 shares issued and 55,828,614 shares outstanding as of February 28, 2026, and 61,331,990 shares issued and 59,419,414 shares outstanding as of August 31, 2026*	480,000	4,200,000	26,293
Treasury shares, 1,912,576 shares as of February 28, 2026 and August 31, 2026*	(410,683)	(352,877)	(2,209)
Additional paid-in capital	997,803	1,115,496	6,983
Retained earnings	6,823,084	7,443,068	46,595
Accumulated other comprehensive income	118,474	127,078	796
Total equity attributable to shareholders of the Company	8,008,678	12,532,765	78,458
Non-controlling interests	212,866	-	-
TOTAL EQUITY	8,221,544	12,532,765	78,458
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	24,439,212	24,798,318	155,241

*	Share and per-share information is presented on a retroactive basis to reflect the share split from 1 to 130 effective March 1, 2024 and the share split from 1 to 241 effective March 31, 2026.

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Amounts in thousands of JPY and in thousands of US dollars except for shares and per-share data

	For the Six Months Ended August 31,
	2025	2026	2026
	JPY	JPY	US$
Revenue – third parties	3,368,257	3,484,454	21,813
Revenue – related parties	6,892,829	7,128,280	44,624
Total Revenue	10,261,086	10,612,734	66,437
Cost of revenue	7,040,540	6,764,846	42,349
Gross profit	3,220,546	3,847,888	24,088

Operating expenses
Selling, general, and administrative expenses	1,916,500	2,229,961	13,960
Research and development expenses	519,153	829,203	5,191
Total operating expenses	2,435,653	3,059,164	19,151

Operating profit	784,893	788,724	4,937

Other income (expense)
Interest expenses, net	(18,977)	(13,042)	(82)
Loss from disposal of long-lived assets	-	(1,410)	(9)
Loss from disposal of long-term investment	-	(820)	(5)
Gain from change in fair market value of equity securities	4,407	35,591	223
(Loss) gain from foreign currency exchange	(971)	9,399	59
Gain on bargain purchase	106,805	-	-
Other income (expenses), net	20,287	(30,468)	(191)
Total other income (expense), net	111,551	(750)	(5)
INCOME BEFORE INCOME TAX PROVISION	896,444	787,974	4,932

PROVISION (BENEFIT) FOR INCOME TAXES
Current	514,044	486,068	3,043
Deferred	(326,400)	(311,026)	(1,947)
Total provision for income taxes	187,644	175,042	1,096
Net income	708,800	612,932	3,836

Less: net (income) loss attributable to non-controlling interests	(5,867)	7,052	44
Net income attributable to the Company’s ordinary shareholders	702,933	619,984	3,880

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(9,008)	11,532	72
Total comprehensive income	699,792	624,464	3,908
Less: comprehensive (income) loss attributable to non-controlling interests	(4,246)	4,124	26
Comprehensive income attributable to the Company	695,546	628,588	3,934

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	56,000,976	58,055,596	58,055,596
Diluted*	56,000,976	63,221,297	63,221,297
EARNINGS PER SHARE
Basic*	12.55	10.68	0.07
Diluted*	12.55	9.81	0.06

*	Share and per-share information is presented on a retroactive basis to reflect the share split from 1 to 130 effective March 1, 2024 and the share split from 1 to 241 effective March 31, 2026.

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands of JPY and in thousands of US dollars

	For the Six Months Ended August 31,
	2025	2026	2026
	JPY	JPY	US$
Cash flows from operating activities
Net income	708,800	612,932	3,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	207,205	207,177	1,297
Amortization of operating lease right-of-use assets	561,048	591,496	3,703
Share-based compensation	-	292,284	1,830
Loss on disposal of property and equipment	-	1,410	9
Loss on disposal of long-term investment	-	820	5
Change in fair value of marketable securities	(4,407)	(35,591)	(223)
Gain on bargain purchase	(106,805)	-	-
Deferred tax benefit	(326,400)	(311,026)	(1,947)
Changes in operating assets and liabilities:
Accounts receivable	968,211	904,826	5,664
Accounts receivable due from related parties	949,237	65,230	408
Contract assets	(219,757)	(394,541)	(2,470)
Contract assets due from related parties	(420,916)	1,024,820	6,416
Inventories	(34,014)	(239,255)	(1,498)
Tax receivables	333,822	1,507	9
Prepayments and other assets	153,955	115,803	725
Prepayments and other assets due from related parties	(16,047)	(18,596)	(116)
Accounts payable	(159,395)	(433,339)	(2,713)
Accounts payable due to a related party	(4,220)	(31,163)	(195)
Contract liabilities	242,691	128,004	801
Contract liabilities due to a related party	264,092	(388,765)	(2,434)
Accrued expenses and other liabilities	150,496	(59,237)	(371)
Accrued expenses and other liabilities due to related parties	(96)	(873)	(5)
Operating lease liabilities	(516,075)	(611,871)	(3,830)
Taxes payable	(426,683)	(33,566)	(210)
Net cash provided by operating activities	2,304,742	1,388,486	8,691

Cash flows from investing activities
Payment for investment	(200,354)	-	-
Purchase of property and equipment	(33,485)	(88,382)	(553)
Proceeds from sale of property and equipment	464	107	1
Purchase of intangible assets	(277)	(35,643)	(223)
Acquisitions	(205,000)	-	-
Net cash used in investing activities	(438,652)	(123,918)	(775)

Cash flows from financing activities
Proceeds from borrowings	100,000	300,000	1,878
Repayment of borrowings	(999,810)	(2,449,310)	(15,333)
Payments on deferred offering costs	(82,357)	(192,225)	(1,203)
Repayments of finance lease obligation	(31,398)	(35,611)	(223)
Net proceeds from IPO	-	3,781,042	23,670
Reissuance of treasury shares	149,940	-	-
Acquisition of noncontrolling interests in subsidiaries	-	(353,482)	(2,213)
Net cash (used in) provided by financing activities	(863,625)	1,050,414	6,576

Effect of foreign exchange rate changes on cash and cash equivalents	(9,263)	11,640	73

Net increase in cash and cash equivalents	993,202	2,326,622	14,565

Cash and cash equivalents at the beginning of the period	7,670,463	8,259,660	51,707
Cash and cash equivalents at the end of the period	8,663,665	10,586,282	66,272

Supplementary cash flow information
Cash paid for income taxes	80,715	605,670	3,792
Cash paid for interest expenses	25,987	24,661	154

Non-cash financing and investing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,020,425	14,508	91
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	50,771	45,288	284
Remeasurement of operating lease liabilities and right-of-use assets due to modifications	-	3,271	20
Adjustments to redeemable ordinary shares fair value measurement	39,000	-	-
Conversion of redeemable ordinary shares into permanent equity upon IPO	-	391,124	2,449
Offering cost incurred for IPO	-	424,211	2,656